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Exhibit 1

                        DESCRIPTION OF THE CAPITAL STOCK

     The authorized capital stock of Wattage Monitor consists of common stock, preferred stock and warrants to acquire common stock as set forth below:

     Our authorized capital stock consists of 25,000,000 shares of our common stock, par value $.01 per share, and 5,000,000 shares of our preferred stock, par value $.01 per share.

COMMON STOCK

     Our authorized common stock consists of 25,000,000 shares of common stock. As of June 1, 1999, we had issued and outstanding 11,207,816 shares of common stock. As of June 1, 1999, there were approximately 50 holders of record of our common stock. In addition, we have reserved the following shares of common stock:

          o 1,000,000 shares of our common stock for conversion of our issued and outstanding Series A Preferred Stock;

          o 1,500,000 shares of our common stock under our 1999 Stock Option
            Plan;

          o 450,000 shares of our common stock for existing warrants; and

          o 3,500,000 shares of our common stock for conversion of our Series B preferred stock, which shares shall be issued and outstanding upon the exercise of existing warrants.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. As of February 26, 1999, 1,000,000 shares of our Series A 6% preferred stock were issued and outstanding, held by 6 registered holders. The holders of our Series A 6% preferred stock have voting power equal to the voting power the preferred stock would provide if the preferred stock were converted into shares of our common stock, and such other voting power as is expressly provided under Nevada law. Each share of our Series A preferred stock is convertible into one share of our common stock. Such conversion may occur at the option

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of the holders of Series A preferred stock, however, such conversion will automatically occur upon the exercise of the warrants to purchase shares of our Series B preferred stock.

     Pursuant to our articles of incorporation, our board of directors has the authority, without further action by the shareholders, to issue our preferred stock in one or more series of preferred stock and to fix the designation, powers, preferences, privileges and relative participating, optional or special rights of such stock, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without shareholder approval, may issue preferred stock with voting, conversion of other rights that could adversely affect the voting power and other rights of the holder of common stock. Therefore, our preferred stock may be issued quickly, with terms that may delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock.

WARRANTS

     We have issued four warrants to purchase an aggregate of 450,000 shares of our common stock at an exercise price of $1.50 per share. The warrants expire on December 29, 2005, and are exercisable at any time. We have also issued one warrant to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share. This warrant expires on February 26, 2005, and is exercisable at any time. The warrants do not confer upon the holders any voting or other rights of our shareholders.

     We also have issued 1,000,000 Series B warrants to purchase an aggregate of 3,500,000 shares of our Series B preferred stock. The Series B warrants expire on December 15, 1999. Each Series B warrant allows the owner to purchase
3.5 shares of Series B preferred stock at a price of $1.00 per share. Upon issuance, each share of Series B preferred stock will be convertible into 3.5 shares of our common stock. The Series B preferred stock will have no voting power, except as expressly provided under Nevada Law.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Wattage Monitor's Common Stock is American Securities Transfer & Trust, Inc. As neither the convertible preferred stock, the warrants nor the options is registered, Wattage Monitor acts as its own Transfer Agent and Registrar as to such securities.

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